                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                         METROPOLITAN MINES CORPORATION
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                                (Name of Issuer)

                      Class A Common Stock, Par Value $.10
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                         (Title of Class of Securities)

                                   592 183 107
                                 --------------
                                 (CUSIP Number)

                                  John S. Simko
                      SUNSHINE MINING AND REFINING COMPANY
                          877 W. Main Street, Suite 600
                               Boise, Idaho 83702
                                 (208) 345-0660
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 16, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 592 183 107

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    1)  Names of Reporting Persons: Sunshine Mining and Refining Company
         I.R.S. Identification Nos. of Above Persons :  75-2618333

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    2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [X]

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    3) SEC Use Only

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    4) Source of Funds (See Instructions)
         OO

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    5) Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e).     [   ]

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    6) Citizenship of Place of Organization:Delaware

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  Number of
    Shares     (7) Sole Voting Power             594,712
 Beneficially  -----------------------------------------------------------------
Owned by Each
  Reporting    (8) Shared Voting Power           756,975  (Indirect)
 Person With   -----------------------------------------------------------------

               (9) Sole Dispositive Power        594,712
               -----------------------------------------------------------------

               (10) Shared Dispositive Power     756,975  (Indirect)
--------------------------------------------------------------------------------

    11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,351,687

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    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    [  ]

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    13) Percent of Class Represented by Amount in Row (11)
         29%

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    14) Type of Reporting Person (See Instructions)  CO

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

ITEM 1.  Security and Issuer.

         This Schedule 13D relates to the Class A Common Stock, $.10 par value, (the "Common Stock") of Metropolitan Mines Corporation, Limited, an Idaho corporation ("Metropolitan"). The principal executive offices of Metropolitan are located at 413 Cedar Street, P.O. Box 469, Wallace, Idaho 83873.

ITEM 2.  Identity and background.

         This Schedule 13D is being filed by Sunshine Mining and Refining Company, a Delaware corporation ("Sunshine" or the "Company"). Sunshine's principal place of business and principal office is 877 W. Main Street, Suite 600, Boise, Idaho 83702. Sunshine's principal business is the mining and refining of silver.

         Set forth in Schedule A, which Schedule is incorporated herein by reference in its entirety, is a list of each of Sunshine's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, and the principal business of any corporation or other organization in which such employment is conducted.

         During the last five years neither Sunshine nor, to Sunshine's knowledge, any person named in Schedule A to this statement, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and amount of funds or other consideration.

         The Metropolitan Common Stock that is the subject of this Schedule 13D was acquired by Sunshine pursuant to the compromise and settlement of an obligation owed to Sunshine by Montana Reserves Company, a Washington corporation. Pursuant to the agreement, date February 1, 1998 (the "Settlement Agreement"), Sunshine received, in addition to cash to be paid to Sunshine of $1,500,000, the direct ownership of 594,712 shares of the Metropolitan Common Stock, representing 12.7% of the outstanding Common Stock.

         Pursuant to the Settlement Agreement, Sunshine also received 1,190,356 shares of common stock, $.025 par value, of Coeur d'Alene Crescent Mining Company, a Washington corporation ("Coeur d'Alene Crescent"), representing 37.6% of the outstanding common stock of Coeur d'Alene Crescent. Coeur d'Alene Crescent, in turn, is the owner of 756,975 shares of the Metropolitan Common Stock, representing 16.3% of the outstanding shares of Metropolitan. As a result of its ownership of the Coeur d' Alene Crescent common stock, Sunshine may be deemed the indirect owner of the 756,975 shares (16.3%) of the Metropolitan Common Stock owned by Coeur d' Alene Crescent. Coeur d' Alene Crescent's principal business is mining, and the address of its principal place of business is 413 Cedar Street, Wallace, Idaho 83873.

ITEM 4.  Purpose of transaction.

         Sunshine acquired ownership of the Common Stock in the settlement of an obligation owed to Sunshine by Montana Reserves Company, as described above. Except as described below, Sunshine has no plans or proposals that would result in (1) the acquisition by any person of additional securities of Metropolitan or the disposition of securities of Metropolitan; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Metropolitan or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of Metropolitan or any of its subsidiaries; (4) any change in the present board of directors or management of Metropolitan, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Metropolitan; (6) any material change in the present capitalization or dividend policy of Metropolitan; (7) any other material change in the business or corporate structure of Metropolitan; (7) changes in the charter, by-laws or instruments corresponding thereto of Metropolitan, or other actions which may impede the acquisition of control of Metropolitan by any person; (8) any class of securities of Metropolitan being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(9) any class of equity securities of Metropolitan becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934; or (10) any action similar to any of those enumerated above. Sunshine does, however, reserve to right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its interest in Metropolitan, including the nomination of person(s) to serve on the board of directors of Metropolitan and/or by disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise. Sunshine intends to review its ownership of Common Stock on a continuing basis and, depending upon the price and marketability of the Common Stock, subsequent developments affecting Metropolitan, the general business and future prospects of Metropolitan, other investment and business opportunities available to Sunshine, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in Metropolitan.


ITEM 5.  Interest in securities of the Issuer.

         (A) As a result of the Settlement Agreement described above, Sunshine is the direct owner of 594,712 shares of Common Stock, representing 12.7% of the class of Metropolitan Common Stock.

         In addition, pursuant to the terms of the Settlement Agreement Sunshine received 1,190,356 shares of common stock, $.025 par value of Coeur d' Alene Crescent, representing 37.6% of the outstanding Common Stock of Coeur d' Alene Crescent. Coeur d' Alene Crescent is the owner of 756,975 shares of Metropolitan's Common Stock, representing 16.3 % of the Metropolitan Common Stock. Sunshine may be deemed to have indirect beneficial ownership of the Metropolitan Common Stock owned by Coeur d' Alene Crescent.

         (B) Sunshine has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, the 594,712 shares of Metropolitan Common Stock owned by Sunshine. Because of its ownership interest in Coeur d' Alene Crescent, Sunshine may also be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of the 756,975 shares of Metropolitan Common Stock owned by Coeur d' Alene Crescent. Information regarding Coeur d' Alene Crescent is set forth above in Item 2.

         (C) With the exception of the acquisition of the Metropolitan Common Stock incident to the Settlement Agreement, as described above, Sunshine has not effected any transactions in the Common Stock during the past sixty days.

         (D) No person other than Sunshine has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Sunshine. Coeur d' Alene Crescent has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Coeur d' Alene Crescent.

         (E) Not Applicable.

ITEM 6. Contracts, arrangements, understandings or relationships with respect to the Issuer.

         Except as described in Items 3 and 5, Sunshine does not have any contract, arrangement, undertaking or relationship with any other person with respect to any security of Metropolitan.

ITEM 7.  Material to be filed as exhibits.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 16, 1999


                      SUNSHINE MINING AND REFINING COMPANY


                By:   /s/ John S. Simko
                     ---------------------------------------------------
                     John S. Simko, Chairman and Chief Executive Officer

SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      SUNSHINE MINING AND REFINING COMPANY

The following tables set forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of Sunshine Mining and Refining Company. The business address of each such person is 877 West Main Street, Suite 600, Boise, Idaho 83702. Unless otherwise indicated, each person listed below (i) has held his principal occupation for the past five years; (ii) has not been convicted in a criminal proceeding and has not been party to a proceeding related to U.S. state and federal securities laws; and (iii) is a citizen of the United States.

DIRECTORS:

G. Chris Andersen....................          Director of Sunshine since May 1983; Partner of Andersen, Weinroth & Co. LP since
                                               January 1996; until August 1995, was Vice Chairman -- PaineWebber Incorporated for
                                               more than five years prior thereto.

V. Dale Babbitt......................          Director of Sunshine since December 1992; President and CEO of N.L. Terteling
                                               Family Interest, Inc. (dba) J.A. Terteling & Sons Co., the Managing General Partner
                                               for investments consisting of mining interests, oil & gas, real estate and securities.

George M. Elvin......................          Director of Sunshine since June 1994. Financial Consultant and owner and President of Windsor IBC, Inc. a brokerage firm member of the NASD.

Daniel D. Jackson....................          Director of Sunshine since May 1983; Principal, Jackson Capital LLC since 1996;
                                               Managing Director of Hambrecht & Quist, Inc., a San Francisco, California based investment banking firm (1990-1996).

Oren G. Shaffer......................          Director of Sunshine since June 1993. Since October 1994, Executive Vice-President
                                               and Chief Financial Officer of Ameritech Corporation; previously was President of
                                               Vigrocap, a venture capital company (October 1991 to October 1994).

John S. Simko........................          Director, Chairman and Chief Executive Officer of Sunshine since 1996; Director,
                                               President and Chief Executive Officer of the Company since 1992.

Robert B. Smith, Jr..................          Director since June 1993. Mr. Smith has been a private investor since 1984 and
                                               Trustee of the Dalkon Shield Trust since 1989.

EXECUTIVE OFFICERS

John S. Simko........................          Director, Chairman and Chief Executive Officer of Sunshine since December, 1996;
                                               Director, President and Chief Executive Officer of the Company since December 1992.

William W. Davis ....................          Executive Vice President and Chief Financial Officer of Sunshine since December,
                                               1995, and Senior Vice President and Chief Financial Officer of the Company since
                                               September 1992.

Harry F. Cougher ....................          Senior Vice President and Chief Operating Officer-Mining of Sunshine since January
                                               1994. Previously, since 1984, served in various capacities as an employee of the
                                               Company.